SERVICE PLAN

of

THE OLD MUTUAL ADVISOR FUNDS II

(A Delaware Business Trust)

Class A and Class C Shares

WHEREAS, Old Mutual Advisor Funds II, a Delaware statutory trust (the “Trust”), is an open-end investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, the Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Cash Reserves Fund (each a “Fund” and collectively, the “Funds”) are series funds of the Trust;

WHEREAS, the Funds offer Class A shares (“Class A Shares”) and Class C shares (“Class C Shares’” and each a “Class” and together with Class A Shares, the “Classes”);

WHEREAS, the Trust desires to adopt this Service Plan (“Plan”) to enable payments to brokers, dealers, financial institutions, 401(k) plan service providers and other financial institutions (“Servicers”) in connection with their servicing and/or maintenance of the accounts of shareholders of the Classes.

NOW, THEREFORE, the Board of Trustees (“Board”) of the Trust hereby adopts this Plan pursuant to Rule 12b-1 under the 1940 Act.

Section 1. The Trust, on behalf of the Funds, will pay to Old Mutual Investment Partners or the then current distributor of the Trusts’ Classes, or to a Servicer, a service fee at the aggregate annual rate of 0.25% of a Fund’s average daily net assets attributable to each Class (“Service Fee”). The Service Fee is paid for providing or arranging with and paying others to provide personal service to shareholders of the Classes and/or the maintenance of such shareholders’ accounts, within the meaning of Rule 2830 of the Conduct Rules of the National Association of Securities Dealers (“NASD”) or any successor rule, as in effect from time to time, or as contemplated by any interpretations of Rule 2830 by the NASD or the Securities and Exchange Commission (“SEC”). Such personal services shall include, but not be limited to, responding to shareholder inquires, providing shareholders with information on their Fund investments, and other shareholder liaison services. Arranging with and paying others to provide personal services to shareholders of the Classes and/or the maintenance of Shareholder accounts shall expressly include, but not be limited to, (i) insurance companies or their affiliates who provide similar services to variable and group annuity or variable life insurance contract holders (“Contract Holders”) or their participants; (ii) sponsors of and/or administrators to contribution plans; and (iii) sponsors of and/or administrators to various wrap and asset allocation programs.

Section 2. Schedule A hereto may be amended from time to time to add Funds of the Trust having Class A and/or Class C Shares. This Plan shall not take effect with respect to a Fund until it has been approved by (a) a vote of at least a majority of the outstanding Class A or Class C shares of the applicable Fund; and (b) by votes of the majority of both (i) the Trustees of the Company and (ii) the Qualified Trustees, cast in person at a Board of Trustees’ meeting called for the purpose of voting on this Plan.

Section 3. No provision of this Plan shall be interpreted to prohibit payment by the Trust with respect to Class A and Class C shares of a Fund during periods when the sale of shares of the Classes has been suspended or otherwise limited.

Section 4. Payments under this Plan are not tied exclusively to the expenses actually incurred by OMIP or by Servicers in servicing shareholder accounts so that payments may exceed or be less than the expenses actually incurred.

Section 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Section 2(b) herein for the approval of this Plan.

Section 6. Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 7. This Plan may be terminated as to a Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class Shares of such Fund.

Section 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of a majority of the outstanding Class Shares of the affected Fund, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 9. This Plan may not be amended to increase materially the amount to be spent for servicing without the approval of a majority of the outstanding Class shares of the affected Fund and all material amendments to this Plan shall be approved in the manner provided in Section 2(b) herein for the approval of this Plan.

Section 10. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the term “majority of the outstanding Class shares of the Fund” means the affirmative vote, at a duly called and held meeting of Class shareholders of that Fund, (i) of the holders of more than 67% or more of the outstanding Class shares of that Fund and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Class shares of that Fund entitled to vote at such meeting are present (in person or by Proxy) or (ii) of the holders of more than 50% of the outstanding Class shares of that Fund entitled to vote at such meeting, whichever is less, and (c) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the SEC.

Section 11. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Company.

Section 12. This Plan shall not obligate a Fund, the Trust or any other person to enter into an agreement with any particular person.

SCHEDULE A

Name of Fund	Amount of Service Fee	Date Added
Old Mutual Cash Reserves Fund	0.25%	06/04/07
Old Mutual TS&W Mid-Cap Value Fund	0.25%	06/04/07